Lockheed Martin Corporation
6801 Rockledge Drive Bethesda, MD 20817

April 9, 2024

Via EDGAR
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Mindy Hooker and Mr. Kevin Stertzel

Re:    Lockheed Martin Corporation
Form 10-K for Fiscal Year Ended December 31, 2023
Filed on January 23, 2024
File No. 001-11437

Dear Ms. Hooker and Mr. Stertzel:

This letter responds to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding Lockheed Martin Corporation’s (“we” or the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”), communicated in your letter dated March 28, 2024. We appreciate the Staff’s comments aimed at enhancing our Management’s Discussion and Analysis (MD&A) in our future filings. For convenience of reference, we have repeated the Staff’s original comments in bold text followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Geopolitical and Economic Environment, Page 30

1.    Your disclosure indicates that you continue to work to minimize the impact of supply chain challenges. In future filings, please describe the actions you have taken, or expect to take, to mitigate supply chain challenges. Additionally, we note that supply chain challenges have adversely impacted your performance and your 2023 financial results. To the extent there have been material impacts to your results of operations, revise future results of operations discussions to quantify such impacts.

We proactively manage our supply chain as part of our normal and recurring operations and at any given point in time we are taking actions with our supply chain to manage technical requirements, quality, delivery schedules, and prices, among other factors. Our disclosures on page 14 of the 2023 Form 10-K describe some of the actions we take to manage our supply chain. In future filings, beginning with our Form 10-Q for the first quarter of 2024, we will expand our disclosures describing the actions we have taken, or expect to take, to mitigate significant supply chain challenges. Additionally, in future filings, beginning with our Form 10-Q for the first quarter of 2024, we will quantify the impacts of significant supply chain challenges to the extent such impacts are material to an understanding of our results of operations for the periods presented.

Business Segment Results of Operations, Page 36

2.    Your disclosures on pages 39 and 64 identify several factors which may favorably or unfavorably impact your profit booking rates while your discussion regarding cost of sales merely cites changes in profit booking rates as the primary reason for changes in cost of sales. In future filings revise your discussion to identify the contributing factors driving the profit booking rate adjustments and the material factors contributing to the changes in the profit booking rate in the periods presented.

As disclosed in the 2023 Form 10-K, profit booking rate adjustments are a normal and recurring result of using the percentage of completion method of accounting for substantially all of our contracts. Our disclosures on pages 64-65 of the 2023 Form 10-K describe profit adjustments that have materially impacted, or may materially impact, our results of operations (our disclosures on page 39 also cross reference the disclosures on pages 64-65). In future filings, beginning with our Form 10-Q for the first quarter of 2024, we will expand our disclosures to identify the primary factor(s) contributing to material changes in profit booking rate adjustments reported for the periods presented.

* * * * *

If you have any questions or further comments, please contact me at the number provided under separate cover.

Sincerely,

H. Edward Paul, III
Vice President and Controller

cc:    Jesus Malave, Chief Financial Officer
    John E. Stevens, Vice President, Associate General Counsel